AB 5/7/03



03053191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STUART STONE + CO, LLC

MAR - 4 2003

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
171 Ridgedale Ave Suite F
(No. and Street)
FLORHAM PARK NJ 07932
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY S GRASSO, Esq 973-443-9665
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN 530 MORRIS AVE, SPRINGFIELD, NJ 07081
(Name — if individual, state last, first, middle name)

(Address) (City) (State)

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Gregory S Grasso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUART STONE & Co LLC as of 12/31/2002, 19___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Operating Manager

Title

Notary Public

EVELYN SLATER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 11-12-2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-36229



STUART STONE & COMPANY, L.L.C.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2002

STUART STONE & COMPANY, L.L.C.

FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Stuart Stone & Company, L.L.C.
Florham Park, New Jersey

We have audited the accompanying statement of financial condition of Stuart Stone & Company, L.L.C. as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuart Stone & Company, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Specifically omitted is the statement of changes in liabilities subordinated to claims of general creditors due to its inapplicability in the absence of any subordinated liabilities. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2003

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511

STUART STONE & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 26,848
Restricted cash	15,000
Due from affiliate	1,000
Commissions receivable	4,598
Total current assets	47,446
Office condominium, at cost, net of accumulated depreciation of $18,796	188,129
TOTAL ASSETS	$235,575

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Current portion of long-term debt	$ 3,352
Commissions payable	4,195
Accrued expenses	23,402
Payroll taxes payable	167
Total current liabilities	31,116
Long-term debt, net of current portion	169,203
Total liabilities	200,319
Member's equity	35,256
TOTAL LIABILITIES AND MEMBER'S EQUITY	$235,575

See accompanying notes to financial statements.

STUART STONE & COMPANY, L.L.C.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Commission	$447,489
Services	36,618
Sublease rental income	13,800
Interest and dividends	619
Fee reimbursement	1,638
Total revenue	500,164
Operating expenses:	
Commissions	389,744
Office salaries	44,000
Payroll taxes	3,826
Professional fees	6,549
Communications	13,672
Office	7,049
Interest	11,735
Automobile	5,941
Employee benefits	3,500
Due diligence	5,460
Insurance	2,519
Miscellaneous	4,581
Taxes - other	3,088
Consulting fees	6,750
Travel	321
Depreciation	5,306
Loss on sale of marketable securities	807
Total operating expenses	514,848
NET LOSS	$ (14,684)

See accompanying notes to financial statements.

STUART STONE & COMPANY, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance - January 1, 2002	$45,440
Contributions	4,500
Net loss	(14,684)
BALANCE – DECEMBER 31, 2002	$35,256

See accompanying notes to financial statements.

STUART STONE & COMPANY, L.L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Cash received from customers	$ 582,863
Cash paid to suppliers and employees	(557,215)
Interest and dividends received	619
Interest paid	(11,735)
Net cash provided by operating activities	14,532
Cash flows from investing activities:	
Sale of marketable securities	7,970
Net cash provided by investing activities	7,970
Cash flows from financing activities:	
Loan repayments	(4,895)
Contributions from member	4,500
Net cash used in financing activities	(395)
Net increase in cash and cash equivalents	22,107
Cash and cash equivalents- beginning	4,741
CASH AND CASH EQUIVALENTS – ENDING	$ 26,848

Reconciliation of net loss to net cash provided by operating activities:

Net loss	$ (14,684)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	5,306
Loss on sale of marketable securities	807
Changes in assets and liabilities:	
Decrease in commissions receivable	83,418
Decrease in commissions payable	(59,839)
Increase in accrued expenses	292
Decrease in payroll taxes payable	(768)
Total adjustments	29,216
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 14,532

See accompanying notes to financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Stuart Stone & Company, L.L.C. (the "Company") is a registered broker/dealer whose principal business activity is the sale of mutual fund shares and other securities to the general public. The Company's customers are principally located in the New Jersey and New York metropolitan region. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash represents funds set aside in a clearing firm deposit. The Company has executed an agreement that makes this deposit an allowable asset for 15c3 net capital calculations.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments, that potentially subject the Company to concentration of credit risk, consists principally of commissions receivable and marketable securities. The Company's policies do not require collateral to support commissions receivable. However, because of the diversity of individual accounts which comprise the total commissions receivable balance, and because the marketable securities consists of diversified mutual funds, management does not believe that the Company has any significant credit risk.

For the year ended December 31, 2002, approximately 87% of the Company's commission revenue was generated by six independent sales representatives, each representing from 13% to 16% of total revenues.

STUART STONE & COMPANY, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Office Condominium

The Company's office condominium is stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the building's estimated useful life, which is 39 years. Depreciation expense was $5,306 for the year ended December 31, 2002.

Revenue Recognition

Customers' securities transactions and the related commission income and expense are recorded on a trade date basis.

Income Taxes

As a single-member limited liability company, the Company is treated as a pass-through entity for federal and state income tax purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the Company's taxable income or loss is reported on the individual income tax return of the Company's sole member, who is responsible for any income taxes that may arise there from.

NOTE 2- MARKETABLE SECURITIES

The Company invests in one mutual fund. This fund is reported at fair value, with unrealized gains and losses included in income. During the year ended December 31, 2002, the Company liquidated its investment in the shares of the mutual fund and recognized a loss on sale of marketable securities in the amount of $807.

NOTE 3- LONG-TERM DEBT

Long-term debt consists of the following:

Adjustable rate note payable to a bank at prime rate plus 1.75%, secured by a mortgage on the Company's office condominium. The interest rate at December 31, 2002 was 6%. The monthly installments were $1,391, including interest. The note is due June 2024.	$172,555
Less: current maturities	3,352
Long-term debt, net of current portion	$169,203

NOTE 3- LONG-TERM DEBT (continued)

Long-term debt matures as follows:

Year ending December 31,	Amount
2003	$ 3,352
2004	4,069
2005	4,341
2006	4,632
2007	4,942
Thereafter	151,219
	$172,555

NOTE 4- RELATED PARTY TRANSACTIONS

The Company's sole member is also a salesman for Stuart Stone & Company, L.L.C. and receives sales commissions. The commission expense paid to the member for the year ended December 31, 2002 was $56,536.

The member provides legal and consulting services to the Company. For the year ended December 31, 2002, consulting fees paid to the member totaled $6,750.

Accrued expenses include approximately $13,600 of payables to related parties. Such liabilities will be satisfied in the normal course of business.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company has statutory net capital of $18,681, which is $13,681 in excess of its required net capital of $5,000 pursuant to rule 15c3-1(a)(vi). The Company's net capital ratio is 1.49 to 1. The Company is also in compliance with State of New Jersey Bureau of Securities regulations N.J.S.A. 49:s-57 and 13:47A-1.5, which require the maintenance of minimum net capital.

NOTE 6- COMMITMENTS AND CONTINGENCIES

Effective June 1, 2000, the Company has a month-to-month agreement to sublease a portion of their office space for $500 per month. Effective July 2001, the Company has another month-to-month agreement to sublease a portion of their office space for $650 per month. For the year ended December 31, 2002, sub-lease rental income was $13,800.

During the year ended December 31, 2001, the Company filed a class action lawsuit collectively with other broker dealers against the managing general partner of a limited partnership for non-performance. Subsequent to the year ended December 31, 2002, the managing general partner of the limited partnership declared bankruptcy under the United States Bankruptcy Code. The ultimate out come of the class action lawsuit cannot be predicted with any certainty based on the information presently available to the Company. However, the Company does not believe that this litigation will have a material adverse effect on the Company's financial condition, cash flows or results of operations. In addition, the other broker-dealers involved in the class action lawsuit have agreed to abstain from future litigation against each other.

NOTE 7- RETIREMENT PLAN

The Company has established a simplified employee pension plan (SEP). The SEP plan covers all eligible employees. During the year ended December 31, 2002, the Company made discretionary contributions in the amount of $3,500 for the 2002 plan year.

NOTE 8- OFFICER'S LIFE INSURANCE

The bank holding the mortgage requires that the Company maintain a life insurance policy having a face value of $185,000 on the life of the Company's member.

NOTE 9 – SUBSEQUENT EVENT

Subsequent to December 31, 2002, the Company decided to significantly reduce its principal business activity, the sale of mutual fund shares and other securities to the general public. The Company is still registered with Securities and Exchanges Commission ("SEC") and currently maintains its membership in the National Association of Securities Dealers ("NASD"). Currently, the Company is in discussions with interested parties regarding the possible sale of the business. However, the Company does not have any commitments (written or otherwise) from any of these parties and no assurance can be given that the Company will find a potential buyer. Additionally, the sale of the business must be approved by the National Association of Securities Dealers (NASD).

ADDITIONAL INFORMATION

STUART STONE & COMPANY, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL:	
Member's equity	$ 35,256
Deductions:	
Non-allowable assets:	
Office condominium, net of accumulated depreciation and mortgage payable	16,575
NET CAPITAL	$ 18,681
AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 27,746
Aggregated indebtedness	$ 27,746
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 13,681
Ratio: Aggregate indebtedness to net capital	1.49:1

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

Net capital per Focus Report, Form X-17A-5, Part IIA, filed for the quarter ended December 31, 2002	$ 23,064
Net audit adjustments	(4,383)
Net capital, December 31, 2002, per computation of net capital included herewith	$ 18,681

See independent auditors' report

STUART STONE & COMPANY, L.L.C.

STATEMENT OF EXEMPTION FROM REQUIREMENTS OF
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Pursuant to rule 15c3-3(k)(2)(ii) regarding exemption from the provisions of section 240.15c3-3, Stuart Stone & Company, L.L.C. carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker, does not hold funds or securities for, or owe money or securities to customers. Therefore, Stuart Stone & Company, L.L.C. is exempt from the provisions of this section. Consequently, information regarding the determination of reserve requirements, possession or control requirements and any related reconciliations are not herewith presented.

See independent auditors' report



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Member
Stuart Stone & Company, L.L.C.
Florham Park, New Jersey

In planning and performing our audit of the financial statements of Stuart Stone & Company, L.L.C. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stuart Stone & Company, L.L.C. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2003